Filed by Coherent, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Coherent, Inc.

Commission File No.: 001-33962

From : Andy Mattes

To : All Employees

Subject : Uniting Global Industry Leaders to Accelerate the Future of Photonics

Date : Tuesday January 19th, 2021

We are excited with today’s announcement of a definitive agreement under which Coherent will combine with Lumentum to create a diversified industry leader with complementary positions across a broad array of photonics end markets. Coherent and Lumentum share similar customer centric and technology innovation-based cultures, making the union between our respective organizations both natural and accretive to our core missions. Our combined engineering resources and complementary portfolios will position us to capitalize on long-term macro-economic growth trends and pave the way forward for the industry as one of the world’s leading photonics companies.

As you know, photonics underpins many advances in technology, products and services that align with global mega-trends in next generation electronic devices, healthcare, clean-tech energy, communications, data storage and touchless security authentication, to name but a few. Coherent is a leader in lasers and optics for micro-electronics manufacturing, precision machining, instrumentation for clinical bioscience, research and medical therapeutics, as well aerospace and defense. Lumentum is a leader in photonics for optical telecommunications, datacom and 3D sensing. By bringing together two global industry leaders in their respective photonics segments to create a single, all photonics company, we will be releasing the power of light to create a brighter future for all.

As we start the process of integrating our two organizations, culture matters. Core to our values are innovation, our customer focus, and a quality first commitment. We have an incredibly talented team. I cannot stress enough how these values are shared by the Lumentum team and resonate throughout their organization.

Although there are many reasons to celebrate today, please keep in mind that this announcement is just the first step. There are still several approvals we must receive and conditions we need to satisfy before we close the transaction, which we expect to occur in the second half of calendar year 2021. In the meantime, Lumentum and Coherent will continue to operate as separate and independent companies until the transaction closes. In other words, it remains business as usual, full speed ahead.

Finally, I would like to take this opportunity to recognize this moment as the successful outcome of many years of hard work. Congratulations, and thank you to the entire Coherent team for building our business into the industry leader we are today. Your hard work and dedication will propel the combined business into the future age of photonics!

Thank you,

Andy

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Communications Guidelines

During the period between now and close, it’s critically important that we adhere to the communications guidelines below. As a public company, Coherent has strict disclosure obligations to which it must adhere when communicating about this transaction. To that end:

•	Social Media: You are permitted to re-post any announcement the company has made public. However, you should not use social media to comment on or speculate about the transaction or post internal materials.

•	All Hands: We will be holding live sessions that will not be recorded, so you are expected to attend a live session to stay informed. We will only communicate about the transaction in live sessions or email. We will not be communicating any information about the transaction using Teams, and will not host a Teams channel on the subject.

•	Pre-Closing Conduct: Until the transaction closes, we must continue to operate as an independent company and it will be business as usual. Any information sharing or communications with Lumentum relating to integration planning should only take place through authorized integration planning work streams. Employees must not share competitively sensitive information with Lumentum or coordinate with Lumentum with respect to ordinary course commercial activities such as sales, marketing, or operational decisions. If you have questions or concerns about any information you are being asked to provide please contact Bret DiMarco, General Counsel.

•	External Inquiries: It is important that the company speak with a singular voice with respect to external inquiries. Therefore, if you receive any external inquiries about the transaction, please direct them to the following leads:

•	Investor inquiries to Kevin Palatnik (CFO)

•	Media inquiries to David Gee (CMO)

•	Customer inquiries to Roger Quinlan (SVP Sales)

We will be hosting two all hands meetings today at 9 AM PST and 5 PM PST to discuss today’s news and take questions. If you have further questions after the meetings, please reach out to your manager or nearest reporting Vice President.

Important Information and Where to Find It

This communication is being made in respect of a proposed business combination involving Lumentum Holdings Inc. (“Lumentum”) and Coherent, Inc. (“Coherent”). In connection with the proposed transaction, Lumentum will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Coherent and Lumentum and that also will constitute a prospectus with respect to shares of Lumentum’s common stock to be issued in the proposed transaction (the “Joint Proxy Statement/Prospectus”). Coherent and Lumentum may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for the Joint Proxy Statement/Prospectus or any other document which Coherent or Lumentum may file with the SEC. INVESTORS, COHERENT STOCKHOLDERS AND LUMENTUM STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain these materials (when they are available) and filed free of charge at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by Lumentum (when they become available) may be obtained free of charge on Lumentum’s website at www.lumentum.com or by contacting Lumentum’s Investor Relations Department at investor.relations@lumentum.com. Copies of documents filed with the SEC by Coherent (when they become available) may be obtained free of charge on Coherent’s website at https://investors.coherent.com/ by contacting Coherent’s Investor Relations at investor.relations@coherent.com.

Participants in the Solicitation

Coherent or Lumentum and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Coherent’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Coherent’s proxy statement for its 2020 annual meeting of stockholders which was filed with the SEC on April 6, 2020. Information regarding Lumentum’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Lumentum’s proxy statement for its 2020 annual meeting of stockholders which was filed with the SEC on September 25, 2020. Coherent stockholders and Lumentum stockholders may obtain additional information regarding the direct and indirect interests of the participants in the solicitation of proxies in connection with the proposed transaction, including the interests of Coherent and Lumentum directors and executive officers in the transaction, which may be different than those of Coherent and Lumentum stockholders generally, by reading the Joint Proxy Statement/Prospectus and any other relevant documents that are filed or will be filed with the SEC relating to the transaction. You may obtain free copies of these documents using the sources indicated above.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Note Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Coherent’s and Lumentum’s current expectations, estimates and projections about the expected date of closing of the proposed transaction and the potential benefits thereof, its business and industry, management’s beliefs and certain assumptions made by Coherent and Lumentum, all of which are subject to change. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “could,” “seek,” “see,” “will,” “may,” “would,” “might,” “potentially,” “estimate,” “continue,” “expect,” “target,” similar expressions or the negatives of these words or other comparable terminology that convey uncertainty of future events or outcomes. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control, and are not guarantees of future results, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining stockholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of Coherent’s and Lumentum’s businesses and other conditions to the completion of the transaction; (ii) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the transaction or integrating the businesses of Coherent and Lumentum; (iii) the impact of the COVID-19 pandemic and related private and public sector measures on Coherent’s business and general economic conditions; (iv) risks associated with the recovery of global and regional economies from the negative effects of the COVID-19 pandemic and related private and public sector measures; (v) Coherent’s and Lumentum’s ability to implement its business strategy; (vi) pricing trends, including Coherent’s and Lumentum’s ability to achieve economies of scale; (vii) potential litigation relating to the proposed transaction that could be instituted against Coherent, Lumentum or their respective directors; (viii) the risk that disruptions from the proposed transaction will harm Coherent’s or Lumentum’s business, including current plans and operations; (ix) the ability of Coherent or Lumentum to retain and hire key personnel; (x) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; (xi) uncertainty as to the long-term value of Lumentum common stock; (xii) legislative, regulatory and economic developments affecting Coherent’s and Lumentum’s businesses; (xiii) general economic and market developments and conditions; (xiv) the evolving legal, regulatory and tax regimes under which Coherent and Lumentum operate; (xv) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect Coherent’s and/or Lumentum’s financial performance; (xvi) restrictions during the pendency of the proposed transaction that may impact Coherent’s or Lumentum’s ability to pursue certain business opportunities or strategic transactions; (xvii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Coherent’s and Lumentum’s response to any of the aforementioned factors; (xviii) geopolitical conditions, including trade and national security policies and export controls and executive orders relating thereto, and worldwide government economic policies, including trade relations between the United States and China; (xix) Coherent’s ability to provide a safe working environment for members during the COVID-19 pandemic or any other public health crises, including pandemics or epidemics; and (xx) failure to receive the approval of the stockholders of Lumentum and/or Coherent. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the joint proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the joint proxy statement/prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward- looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Coherent’s or Lumentum’s consolidated financial condition, results of operations, or liquidity. Neither Coherent nor Lumentum assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.